
August 17, 2012

<u>Via Mail</u>
Yahia Gawad, Chief Executive Officer
CardioGenics Holdings Inc.
6295 Northam Drive, Unit 8
Mississauga, Ontario, L4V 1W8

     Re: CardioGenics Holdings Inc.
             Preliminary Information Statement Filed on Schedule 14C
             Filed March 5, 2012
             Preliminary Information Statement Filed on Schedule 14A
             Filed July 13, 2012
             File No. 000-28761

Dear Mr. Gawad:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Maryse Mills-Apenteng

                Maryse Mills-Apenteng
                Special Counsel